November 3, 2008

Christopher White, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
150 F. Street, N.E.
Washington, D.C.  20549-7010

Re:	Boots & Coots International Well Control, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 13, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008
Filed May 7, 2008 and August 5, 2008
File No. 1-13817

Dear Mr. White:

Thank you for the comment included in the staff’s letter dated October 24, 2008.  Your comment has been reproduced below with a response in boldface print following the comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Liquidity, page 25

1.
We have considered your response to our prior comment number three in our letter of September 24, 2008. In meeting the requirement of Regulation S-K Item 303(a), we also note the guidance provided in Financial Reporting Codification Section 501.13 .b. This would require the disclosure of the primary drivers and other material factors necessary to understand your operating cash flows, and not a mere recitation of changes evident to readers of your financial statements. Tell us what these primary drivers and other material factors were for your operating cash flows in Fiscal Year 2007 and 2006.

Response
We generated cash from operating activities in fiscal year 2007 of $2,146,000 compared to cash generated by operating activities of $4,673,000 in 2006.  Cash was provided by operations primarily through net income of $7,891,000 plus non cash charges of $6,340,000.  Non cash charges were comprised primarily of $6,051,000 depreciation and amortization.  These positive cash flows were offset by increases in prepaid expenses and other current assets of $4,069,000, increases in receivables of $3,353,000, decreases in accounts payable and accrued liabilities of $1,290,000, increases in other assets of $504,000, increases in inventory of $420,000 and gain on sale/disposal of assets of $2,449,000.  Prepaid expenses and other current assets  increased primarily due to an increase in prepaid taxes during 2007 and a deposit recorded during 2007 in conjunction with a customer contract.  Receivables increased due to greater revenue in the final quarter of 2007 compared to the same period in 2006.

Christopher White
October 29, 2008

We generated cash from operating activities in fiscal year 2006 of $4,673,000 compared to cash generated by operating activities of $2,664,000 in 2005.  Cash was provided by operations primarily through net income of $11,165,000 plus non cash charges of $5,936,000, increases in accounts payable and accrued liabilities of $11,155,000 and decreases in other assets of $412,000.  Non cash charges were comprised primarily of $4,883,000 depreciation and amortization.  The increases in accounts payable and accrued liabilities were mainly due to the increased level of costs and expenses as a consequence of our acquisition of HWC in March 2006 compared to the same period in 2005.  These positive cash flows were offset by increases in receivables of $20,842,000, increases in prepaid expenses and other current assets of $2,509,000, increases in inventory of $128,000 and gain on sale/disposal of assets of $516,000.  Receivables increased due to greater revenue as a consequence of our acquisition of HWC in March 2006 compared to 2005.

Thank you again for your comment.  We hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings with the U.S. Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call with any questions regarding the above.  I can be reached at (281) 931-8884.

/s/ Cary Baetz
Cary Baetz
Chief Financial Officer

Christopher White
October 29, 2008

cc:	Gary Newberry
United States Securities and Exchange Commission
Division of Corporation Finance

Sandra Eisen
United States Securities and Exchange Commission
Division of Corporation Finance